September 20, 2024

Bret A. Conklin
Executive Vice President and Chief Financial Officer
Horace Mann Educators Corporation
1 Horace Mann Plaza
Springfield, IL 62715-0001

       Re: Horace Mann Educators Corporation
           Form 10-K For the Fiscal Year Ended December 31, 2023
           File No. 001-10890
Dear Bret A. Conklin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:   Donald Carley